UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68580

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/02/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DCMB Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 West Loop South, Suite 450
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Collins	303-797-0550	kim.collins@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, John Donovan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DCMB Securities, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SYED TATHIR NAQVI
Notary ID # 133025162
My Commission Expires
04-08-2025
NOTARY PUBLIC STATE OF TEXAS

Signature: [signature]

Title:
Member

[signature]
Notary Public

AUG 1 8 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCMB Securities, LLC
Financial Statements
and
Supplemental Information

For the Year Ended June 30, 2023

DCMB SECURITIES, LLC
June 30, 2023

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of DCMB Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCMB Securities, LLC as of June 30, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCMB Securities, LLC's management. Our responsibility is to express an opinion on DCMB Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCMB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of DCMB Securities, LLC's financial statements. The supplemental information is the responsibility of DCMB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as DCMB Securities, LLC's auditor since 2016.

Maitland, Florida

September 12, 2023

DCMB SECURITIES, LLC
Statement of Financial Condition
June 30, 2023

ASSETS

Cash	$	202,058
TOTAL ASSETS	$	202,058

LIABILITIES AND MEMBER'S CAPITAL

Accounts Payable		33,050
Total Member's Capital		169,008
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	202,058

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Operations
Year Ended June 30, 2023

Revenue

Merger and aquisition services	$ 1,341,475
TOTAL REVENUE	1,341,475

Expenses

Office Services	744
Professional fees	12,546
Regulatory fees	29,917
Expense and management agreement - related party	1,133,300
Franchise Tax	48,025
Other expenses	15
TOTAL EXPENSES	1,224,547
NET INCOME	$ 116,928

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Changes in Member's Capital
Year Ended June 30, 2023

	Total
Balances at June 30, 2021	$ 1,402,080
Members Draw	(1,350,000)
Net profit	116,928
Balances at June 30, 2022	$ 169,008

The accompanying notes are an integral part of these financial statements

4

DCMB SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2023

Cash flows from operating activities:	
Net profit	$ 116,928
Adjustments to reconcile net profit to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in accounts payable	13,299
Decrease in deferred revenue	-
Increase in accounts receivable	-
Net cash provided by operating activities	130,227
Net increase in cash	130,227
Member Draw	(1,350,000)
Cash at beginning of year	1,421,831
Cash at end of year	$ 202,058

Supplemental disclosures of cash flow information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

<u>Nature of Business:</u>

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily as a broker and/or placement agent in private placements of securities and merger and acquisition services to institutions located in Texas. The Company is located in Houston Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.   As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in accounts in excess of federally insured limits.

Note 1   -   **Nature of Business and Summary of Significant Accounting Policies (continued)**

Revenue from Contracts with Customers

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. There are no advances at June 30, 2023.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Taxable income or loss of the Company is includable in the income tax return of the Member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to Texas state tax.

The federal and state income tax returns of the Company for 2022, 2021 and 2020 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $169,008 which was $164,008 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2.

Note 3 - Related Party Transactions/Concentration of Revenue and Services

The Company has an Expense Sharing and Management Fee Agreement (Agreement) with a related party company, effective September 1, 2014, revised May 1, 2022 and June 2023. The Agreement may be terminated by either party with a one-month notice. Under the Agreement, the related party company is to provide office space, personal property and utilities. The fee under the Agreement is $100,000 a month and was decreased in June 2023 to $20,000 a month and represents the allocable share of the services provided by the related party company. Expenses incurred under this Agreement totaled $1,133,300 during the year. There is an amount due of $33,050 to the related party as of June 30, 2023.

The Company earned $1,341,475 or 100% of its revenue during the year from one merger and acquisition financing transaction.

Note 4 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company has no events and transactions occurring subsequent to June 30, 2023 requiring disclosure.

DCMB SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2023

Computation of Net Capital:

Total member's capital qualified for net capital	$	169,008
Deductions and/or charges		
Non-allowable assets:		
Accounts Receivable		-
Net Capital	$	169,008
Aggregate indebtedness	$	33,050
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	164,008
Ratio of aggregate indebtedness to net capital		0.2

Reconciliation of Company's Computation

There are no material differences between the above
computation of net capital under Rule 15c3-1 as of June 30,
2023 as filed by DCMB Securities, LLC on Form X-17A-5.
Accordingly, no reconciliation is necessary. Company's Part
IIA FOCUS Report

Schedule II

DCMB Securities, LLC
Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. Under the exemptive provisions of footnote 74, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of DCMB Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DCMB Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, mergers and acquisitions advisory services and investment banking activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DCMB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCMB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

September 12, 2023

DCMB SECURITIES, LLC

1700 West Loop South, Suite 450
Houston, Texas 77027

EXEMPTION REPORT

DCMB Securities, LLC, (Firm) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

DCMB Securities, LLC

I, John W. Donovan, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Managing Member

July 17, 2023